UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 30, 2020

BHP GROUP LIMITED (ABN 49 004 028 077) (Exact name of Registrant as specified in its charter)	BHP GROUP PLC (REG. NO. 3196209) (Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA (Jurisdiction of incorporation or organisation)	ENGLAND AND WALES (Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA (Address of principal executive offices)	NOVA SOUTH, 160 VICTORIA STREET LONDON, SW1E 5LB UNITED KINGDOM (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Issued by:	BHP Group Plc

Date:	30 January 2020

To:	London Stock Exchange
JSE Limited

For Release:	Immediately

Contact:	Helen Ratsey +44 (0) 20 7802 7540

BHP Group Plc – Director Declaration

In accordance with UK Listing Rule 9.6.14, BHP Group Plc advises that Shriti Vadera, Director of BHP Group Plc and BHP Group Limited, has been appointed to the board of Prudential plc as a non-executive director with effect from 1 May 2020.

BHP Group Limited ABN 49 004 028 077	BHP Group plc Registration number 3196209
LEI WZE1WSENV6JSZFK0JC28	LEI 549300C116EOWV835768
Registered in Australia	Registered in England and Wales
Registered Office: Level 18, 171 Collins Street	Registered Office: Nova South, 160 Victoria Street
Melbourne Victoria 3000 Australia	London SW1E 5LB United Kingdom
Tel +61 1300 55 4757 Fax +61 3 9609 3015	Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Group which is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: January 30, 2020	By:	/s/ Geof Stapledon
	Name:	Geof Stapledon
	Title:	Company Secretary